May 18, 2026

Brandon Poe
Chief Financial Officer
BioStem Technologies, Inc.
2836 Center Port Circle
Pompano Beach, FL 33064

        Re: BioStem Technologies, Inc.
            Draft Registration Statement on Form 10
            Submitted April 20, 2026
            CIK No. 0001658678
Dear Brandon Poe:
       We have reviewed your draft registration statement and have the following comments.
        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10
Item 1. Business
Business Overview, page 4
1. We note your reference to the company as "a leader in regenerative medicine." Please disclose your basis for this statement.
2. We note your statement that you deliver "clinically effective solutions that promote tissue repair and regeneration." You then highlight some of the ways in which patients benefit from these technologies, including with respect to wound closure rates, quality of life, faster healing, improved restoration of function and reduced rates of complications. Please address the following:
           Clarify what you mean by "clinically effective." For example only, clarify whether you mean that the benefits you highlight have been observed in a clinical setting or whether they been proven in clinical trials.
           Tell us whether the benefits you highlight are the results of head-to-head trials. If so, please so state and disclose the measure(s) against which the comparisons are made. If the benefits are not the results of head-to-head trials, please remove the comparisons
 May 18, 2026
Page 2
          or otherwise advise.
3. We note your disclosure that, in January 2026, you "expanded your portfolio through the purchase and licensing of certain assets from BioTissue Holdings Inc.'s surgical and wound care business," including the Neox and Clarix product lines. Please revise your disclosures as appropriate throughout the registration statement to address the following:
          Clarify which purchased assets you now own and which purchased assets you in-
          license. Your revised disclosure should include a description of the material terms of any material license, and you should file a copy of any material license as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation
S-K.
          Clarify how your business strategy, particularly as it relates to your product offerings, has changed subsequent to the asset purchase. In this regard, we note your historical revenues were largely driven by VendajeAC and AmnioWrap2 (AW2), but you now provide very little disclosure about these specific products, highlighting instead the
          Neox and Clarix product lines you purchased from BioTissue and the Vendaje family generally.
          Briefly describe the status of your development and/or commercialization efforts for the Neox and Clarix product lines.
Competitive Strengths, page 6
4. We note your reference to "AATB" on page 7. Please define this acronym at its first use.
Clinical Research and Development, page 9
5. We note your statement that you "have devoted considerable resources to clinical trials to
       support reimbursement of [y]our products   ." Please clarify whether
clinical trials are
       required, or you have otherwise conducted clinical trials, for any other purpose. In addition, disclose whether any such clinical trials have been conducted, or are otherwise planned for, the products you acquired from BioTissue.
6. We note you briefly describe three clinical trials with BioRetain. For each clinical trial, please briefly describe the "standard of care" used, the trial design and the patient eligibility requirements. In addition, for the completed trial, disclose the objective results from the trial, including whether there were any serious adverse effects and the p-value associated with the results. In this regard, we note you refer to the results as "statistically significant."
7. Please disclose your plans for BioRetain upon completion of the described clinical trials.
       For example, describe any additional steps required before seeking reimbursement for
       BioRetain products or any additional steps you otherwise plan to take, including whether you plan to conduct any additional studies, upon completion of these trials.
Our Products
Other Products, page 9
8. You state that your portfolio includes additional perinatal tissue-based products, including
       AW2. However, we note your statement on page 55 that your license agreement pursuant to which you licensed the rights to manufacture and commercialize AW2 was canceled in
       2026. Please revise your disclosures, as appropriate, to clarify whether AW2 is still included in your product portfolio and, if so, what rights you have with respect thereto. In addition, given that AW2 has historically comprised a significant portion of your revenues,
 May 18, 2026
Page 3
      please disclose any material impact that you anticipate the termination of the license will have on the company.
Coverage and Reimbursement, page 10
9. We note your statement that reimbursement of your products "varies significantly depending on the application and/or site of care in which they are used." Please briefly describe the extent to which your products are currently approved for reimbursement.
Customers, page 10
10. Please revise your disclosure in this section to briefly describe your dependence on one or a few major customers. In this regard, we note your disclosure elsewhere in the prospectus that you generated approximately 99% and 98%, respectively, of your consolidated net revenue from one customer, Venture Medical, LLC. Refer to Item 101(h)(4)(vi) of
      Regulation S-K.
Manufacturing, page 10
11. We note your reference to a Manufacturing Supply Agreement with BioTissue. Please file a copy of this agreement as an exhibit to the registration statement, or otherwise advise.
       Refer to Item 601(b)(10) of Regulation S-K.
Management   s Discussion and Analysis of Financial Condition and Results of
Operation
Results of Operations for the Years Ended December 31, 2025 and 2024
Revenue, net, page 56
12. We note you attribute the $22.2 million decrease in revenue in 2025 primarily to competition from similar products with favorable CMS reimbursement
rates.    Please
       quantify the impact of changes in volume versus price and discuss any other contributing factors. Refer to Item 303(b)(2) of Regulation S-K.
13. As a related matter given that 99% of revenue in 2025 was derived from a single customer, please expand your MD&A to discuss:
           The risks associated with this concentration.
           The impact of any changes in the relationship, payment terms, or collectibility.
           Any known trends or uncertainties related to this customer that could materially affect your results.
Gross Profit, page 57
14. Please revise to discuss the impact of changes in product mix, pricing, and cost structure on your gross margin. For example, explain how the transition away from AW2 licensing fees and the addition of new product lines affected cost of goods sold and gross profit.
Research & Development Expenses, page 57
15. We note your disclosure of various development programs on page 9. Please disclose the costs incurred during each period presented for significant program areas. If you do not track your research and development costs by program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by program. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense). In addition, please provide similar quantitative or qualitative disclosure related to your General and Administrative Expenses.
 May 18, 2026
Page 4
Sales and Marketing Expenses, page 57
16. We note the significant increase in your sales and marketing expenses in 2025 was primarily due to an $8.6 million increase in bad debt expense. Please revise to:
            Clearly explain the specific circumstances leading to the increase in bad debt expense.
            Quantify the impact of the other contributing factors cited.
Item 3. Properties, page 61
17. You state that, on May 29, 2025, your subsidiary, BioStem Properties, LLC, entered into an Agreement for the Purchase and Sale of certain property. Please clarify whether you have completed the purchase of the property.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 61
18. We note your disclosure in note 1 to the table that each Series A-1 Convertible Preferred
        Share is convertible into 300 shares of common stock. Please tell us why notes 2, 3 and 6 to the beneficial ownership table state that each of the corresponding rows includes only
        100 shares of common stock issuable upon conversion of 100 Series A-1 Convertible
        Preferred Shares, or revise your disclosures as appropriate to reconcile this apparent inconsistency.
Item 6. Executive Compensation
Executive Employment Agreement with Brandon Poe, page 67
19. You state that, under his employment agreement, Brandon Poe is entitled to an annual base salary of $491,000 and a sign-on bonus in the amount of $50,000. Please clarify whether
       Mr. Poe's salary was prorated based on the date of the agreement, and if so, reconcile such amount with the amount presented for Mr. Poe in the "Salary" column of the Summary
       Compensation Table. Please also clarify for us whether the sign-on bonus has been paid and is included in the Summary Compensation Table.
Director Compensation as of December 31, 2025, page 73
20. You state that the table in this section presents the total compensation for each person who served as a non-employee director during the fiscal year ended December 31, 2025 and that, other than as set forth in the table, you did not pay any compensation to any of your directors during 2025. Please revise your disclosure here to clarify, consistent with note 7 to the Summary Compensation Table, that you paid compensation to Brandon Poe in 2025 for his service as a director prior to becoming your Chief Financial Officer and that such compensation is included in Summary Compensation Table.
Common and Preferred Stock, page 76
21. Please revise your disclosure throughout the registration statement to accurately and consistently reflect the number of authorized shares of common stock and preferred stock.
       In this regard, we note your statement here that your authorized capital stock includes
       500,000,000 shares of common stock, but your other disclosures and
Exhibit 3.1 to the
       registration statement state that your authorized capital stock includes 975,000,000 shares of common stock. Similarly, you state here, consistent your other disclosures and Exhibit
       3.1, that your authorized capital stock includes 25,000,000 shares of preferred stock.
       However, on page 50, you state that your organizational documents authorize your board to approve the issuance of up to 15,000,000 shares of "blank check" preferred stock.
 May 18, 2026
Page 5
Item 9. Market Price of and Dividends on the Registrant's Common Equity   ,
page 76
22. Please include the information required by Item 201(a)(1)(iii) and 201(a)(2) of Regulation
       S-K.
Item 10. Recent Sales of Unregistered Securities, page 77
23. For the issuances of options, please disclose the applicable exercise prices.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-11
24. We note from your disclosure on page 60 that payments made under the Distribution and
       Sales Agreement are treated as a discount to revenue in accordance ASC 606-10-32-26.
       Please address the following:
           Describe the types of payments, credits, or other forms of consideration that are made to customers and the business purpose of these payments.
           Explain how you determine whether a payment to a customer is accounted for as a reduction of revenue versus an expense, in accordance with ASC 606-10-32-25 through 32-27. Indicate whether there have been any changes in your accounting policy or practice regarding consideration payable to customers during the periods presented.
           Quantify the total amount of consideration payable to customers recognized as a reduction of revenue for all periods presented.
        Please contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact
Jessica Dickerson at 202-551-8013 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:    Michael Minahan, Esq.